Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Enerplus confirms increase in cash distribution for September 2008

     <<
     TSX: ERF.UN
     NYSE: ERF
     >>

     CALGARY, Aug. 29 /CNW/ - As previously announced on August 7, 2008,
Enerplus Resources Fund ("Enerplus") is pleased to confirm that a cash distribution in the amount of CDN$0.47 per unit will be payable on
September 20, 2008 to all Enerplus Unitholders of record on September 10,
2008. The ex-distribution date for this payment is September 8, 2008.
     The CDN$0.47 per unit is equivalent to approximately US$0.45 per unit if converted using a Canadian/US dollar exchange ratio of 1.05. The U.S. dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.
     Holders of Enerplus Exchangeable Limited Partnership Class B units
(formerly Focus Limited Partnership Class B units) of record on September 10,
2008 will be eligible to receive a distribution of CDN$0.19975 per unit on
September 20, 2008 based on the exchange ratio of 0.425 of an Enerplus trust unit for each Enerplus Exchangeable Limited Partnership Class B unit.

     <<
     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund
     >>

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or e-mail
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 29-AUG-08